SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)   Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHIPMOS TECHNOLOGIES (BERMUDA) LTD. (Registrant)

Date: August 19, 2003	By:	/s/ S.J. CHENG
	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

EXHIBIT 1.1

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Global Consulting Group

Investor Relations/Media Relations	Investor Relations	Investor Relations

Dr. S.K. Chen	In US:	In Hong Kong:

886-6-507-7712	Mark Jones	Andrew Mak

s.k._chen@chipmos.com.tw	1-646-284 9414	852-2905 3181

	mjones@hfgcg.com	amak@hfgcg.com

ChipMOS /Bermuda Launches Breakthrough DDR2

Assembly and Testing Technology

The Company first in Taiwan to offer complete back-end turnkey solutions for DDR2

Hsinchu, Taiwan, August 19, 2003 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS/Bermuda”) today announced the commercial launch of its DDR2 assembly and testing solution, making it the first company in Taiwan to offer complete back-end turnkey solutions for DDR2.

DDR2 (Double Data Rate Generation II), to be introduced in 2004 and expected to become the standard bearing product by 2005, is a next generation high performance memory product that offers increased bandwidth and density in a smaller FBGA package, using reduced power consumption. In meeting the formidable challenges posted by FBGA packaging, the Company, together with its partners, has earlier patented a breakthrough technology known as Printable B-Stage Epoxy, which has since been applied into the production. As for the high-speed pulse testing required by DDR2, the Company has devised a two-pronged strategy – while continuing to procure new tester platforms when deemed necessary, it will also upgrade the capabilities of existing testers, thereby minimizing on production costs and ensuring speedy delivery of its testing capabilities. In fact, ChipMOS currently achieves an assembly yield of more than 99.85%, with its reliability reaching JEDEC Level 3.

“We are pleased with the fact that ChipMOS is the first assembly and testing company in Taiwan to be equipped to provide complete back-end turnkey solutions for DDR2, “ said S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS/Bermuda.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in the Hsinchu and Tainan Science-Based Industrial Parks in Taiwan, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw/